Contact

www.linkedin.com/in/jason-highberger (LinkedIn)
highberger.co (Company)

Top Skills

Entrepreneurship
Management Consulting
Strategy Development

Jason Highberger

Entrepreneur, social impact, consultant
Singapore, Singapore

Summary

Jason Highberger, leading Biochar Life, draws on 20 years of diverse expertise from roles at Nanyang Technological University, Budding Innovations, Waukesha-Pearce Industries, and Sopra Steria. With a BBA in Management Information Systems and an MBA, he's not just a senior business leader and consultant but also a successful startup co-founder. Beyond business, he actively contributes to social enterprises and charity as a board member for Warm Heart Worldwide, Inc. and Mercu Learning Point Pte Ltd. Outside work, Jason enjoys exploring rural areas in developing countries and keeping his son out of trouble.

Experience

Biochar Life
Chief Executive Officer
January 2022 - Present (2 years 3 months)

MERCU Learning Point Pte Ltd
Board Director
May 2018 - Present (5 years 11 months)
Singapore

Highberger Enterprises, Inc
Founder
April 2003 - Present (21 years)
United States

Nanyang Technological University Singapore
Lecturer
August 2022 - August 2023 (1 year 1 month)
Singapore

Warm Heart Worldwide, Inc.
Board Trustee

September 2019 - December 2022 (3 years 4 months)
Thailand, Singapore, United States

Lone Star Meals, Inc. dba OrderCorner
Co-founder, Board Director
April 2003 - April 2020 (17 years 1 month)
United States

Budding Innovations Pte. Ltd.
Director, Energy & CleanTech
October 2016 - January 2018 (1 year 4 months)

Waukesha-Pearce Industries (WPI)
6 years 1 month

Director, Innovation & Strategy
April 2015 - July 2016 (1 year 4 months)
United States

Director, Shared Services
July 2010 - March 2015 (4 years 9 months)
United States

William W. Rutherford & Associates
Senior Consultant
April 2009 - July 2010 (1 year 4 months)
Houston, Texas, United States

Element Ventures, LLC
Co-Founder
May 2004 - September 2007 (3 years 5 months)
Houston, Texas, United States

Sopra Steria
Senior Consultant
March 2002 - October 2004 (2 years 8 months)

Formerly Xansa plc

Dimension Data
Consultant
September 1999 - March 2002 (2 years 7 months)

Williams Company
Information System Project Manager
June 1994 - September 1999 (5 years 4 months)

Education

Langston University
Bachelor of Business Administration (B.B.A.), Management Information Systems, General · (1994 - 1999)

Trident
Master of Business Administration (MBA) · (1999 - 2001)